                                                                  Exhibit 12.2


                       SARA LEE CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                    AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                           (IN MILLIONS EXCEPT RATIOS)

                                                      Year Ended
                                            --------------------------------
                                              June 27,           June 28,
                                              1998(1)              1997
                                            -------------      -------------
Fixed charges and preferred stock
   dividend requirements:

   Interest expense                          $        224       $        202

   Interest portion of rental expense                  64                66
                                            -------------      -------------
   Total fixed charges before
     capitalized interest and preferred
     stock dividend requirements                      288                268

   Capitalized interest                                10                 12

   Preferred stock dividend requirements (2)           24                 41
                                            -------------      -------------
     Total fixed charges and preferred
        stock dividend requirements         $         322      $         321
                                            =============      =============

(Losses) Earnings available for fixed charges and preferred stock dividend requirements:

   (Loss) income before income taxes        $        (443)      $      1,484

   Less undistributed income in
     minority owned companies                          (6)                (7)

   Add minority interest in majority-
     owned subsidiaries                                25                 30

   Add amortization of capitalized interest            25                 23

   Add fixed charges before capitalized
     interest and preferred stock
     dividend requirements                            288                268
                                            -------------      -------------
     Total (losses) earnings available for
       fixed charges and preferred stock
       dividend requirements                $        (111)      $      1,798
                                            =============      =============

Ratio of (losses) earnings to fixed charges and
  preferred stock dividend requirements              (0.3)               5.6
                                            =============      =============

   (1) During the second quarter of fiscal 1998, the Corporation recorded a pretax charge of $2,040 million in connection with various restructuring actions.

   (2) Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.